As filed with the Securities and Exchange Commission on July 24, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.1)

MSC INCOME FUND, INC.
(Name of Subject Company (Issuer))

MSC INCOME FUND, INC.
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

55374X109
(CUSIP Number of Class of Securities)

Cory E. Gilbert	Copies to:
Chief Financial Officer	Harry S. Pangas
MSC Income Fund, Inc.	Dechert LLP
1300 Post Oak Boulevard, 8th Floor	1900 K Street, NW
Houston, Texas 77056	Washington, DC 20006-1110
(713) 350-6000	(202) 261-3300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

June 27, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☒

AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by MSC Income Fund, Inc. (the “Company”), a Maryland corporation, with the U.S. Securities and Exchange Commission (the “SEC”) on June 27, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), in connection with the Company’s offer to purchase shares of the Company’s common stock, $0.001 par value per share (each, a “Share,” or the “Shares”), at a purchase price equal to the net asset value per Share as of August 1, 2024, upon the terms and subject to the conditions set forth in the Offer to Repurchase, dated June 27, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are filed with the Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively.
This Amendment is being filed by the Company. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.
The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the below paragraph as the penultimate paragraph in Section 2 on page 6 of the Offer to Purchase:
“On July 24, 2024, the Company issued a letter to stockholders announcing that, in connection with a special meeting of stockholders (the “Special Meeting”), the Board has approved (1) certain amendments to the Company’s charter and (2) an Amended and Restated Investment Advisory and Administrative Services Agreement between the Company and the Adviser, each of which remains subject to stockholder approval and will not become effective unless and until the Shares are listed on a national securities exchange (such as the New York Stock Exchange or NASDAQ Stock Market). A copy of the stockholder letter, which includes more details regarding the proposed amendments, the Special Meeting and the stockholder proposals to be considered thereat, is filed as Exhibit 99(a)(1)(F) to the Company’s Schedule TO relating to the Offer and is incorporated by reference herein.”
Item 12. Exhibits.

EXHIBIT NO.	DESCRIPTION
99(a)(1)(A)	Offer to Repurchase, dated June 27, 2024*
99(a)(1)(B)	Form of Letter of Transmittal*
99(a)(1)(C)	Form of Notice of Withdrawal*
99(a)(1)(D)	Stockholder Letter and Summary Advertisement, dated June 27, 2024*
99(a)(1)(E)	Press Release, dated June 27, 2024*
99(a)(1)(F)	Letter to Stockholders, dated July 24, 2024
107	Filing Fee Table*

* Previously filed on June 27, 2024 as an exhibit to the Schedule TO.
Item 13. Information Required by Schedule 13e-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MSC INCOME FUND, INC.

Date: July 24, 2024	By:	/s/ Cory E. Gilbert
	Name:	Cory E. Gilbert
	Title:	Chief Financial Officer